Mail Stop 6010   November 27, 2006

Sachiko Kuno, Ph.D.
President and Chief Executive Officer
Sucampo Pharmaceuticals, Inc.
4733 Bethesda Avenue, Suite 450
Bethesda, Maryland 20814

> **Re: Sucampo Pharmaceuticals, Inc.**
> **Amendment No. 4 Registration Statement on Form S-1**
> **Filed November 14, 2006**
> **File No. 333-135133**

Dear Dr. Kuno

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Note 11. Collaboration and License Agreements, page F-26

1. We have reviewed your response to our previous comment number 13 and the
   Collaboration and License Agreement included as Exhibit 10.21. Please revise your
   disclosure of the Agreement with Takeda to include a description of all your rights
   and obligations, the performance period, all deliverables, and the contractual cash
   flows as stipulated within the agreement. Please identify each unit of accounting
   pursuant to EITF 00-21, the revenue recognition method you employ for each unit,
   and the basis for using each revenue recognition method. Please tell us and disclose

if you have bundled several deliverables into one single unit of accounting and how management determined the revenue recognition model to be used for this single unit of accounting. Lastly, it appears that there is an obligation of management to participate in several committees defined within the Agreement without a specifically associated cash flow stream. Please tell us and disclose how you have incorporated what appears to be an obligation of the company into your EITF 00-21 analysis.


*   *   *   *   *


As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Allen at (202) 551-3652 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Brent B. Siler, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP
        1875 Pennsylvania Ave., NW
        Washington, District of Columbia 20006